

August 29, 2011

Via E-mail
Yixiang Zhang
Chief Executive Officer
Sichuan SHESAYS Cosmetology Hospital Co., Ltd.
New No. 83, Xinnan Road, Wuhou District
Chengdu City, Sichuan Province, P.R. China 610041

> **Re: China SHESAYS Medical Cosmetology Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed August 15, 2011**
> **File No. 333-171574**

Dear Mr. Zhang:

We have reviewed your amended registration statement and response letter each filed August 15, 2011 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by further amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the next amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please update your financial statements. Refer to Rule 3-12 of Regulation S-X.

Market Price of and Dividends on the Registrant's Common Equity and Related Matters, page 25

2. Please reinstate the market price disclosure from your fourth quarter ended December 31, 2010 and update for your quarter ended June 30, 2011. See Item 201(a)(1)(iii) of Regulation S-K.

Business, page 26

3. We have reviewed your response to prior comment 3. Please disclose on pages 28 and 29 that you and BOAN have never received any service fees from your operating company.

4. On pages 12, 42 and 43, you disclose that if there is extra expense occurred and needs to be paid during the period, you can borrow from SHESAYS to settle such amount. Please disclose which agreement provides for this or if this is an oral agreement between the parties. Please also expand your disclosure to describe any obligations or limitations on the borrowing. For example, is there a maximum amount that you can borrow?

Competition, page 29

5. We have reviewed your response to prior comment 5:

-   Under "management advantage", you disclose that your senior management is comprised of various experts. Please provide us with support for your belief that such persons are "experts." Alternatively, please delete your reference to experts.

-   Under "management advantage", you also disclose that you set up an efficient management system to guarantee your target customers could find you, and the quality of the surgery could satisfy your customers' needs. It does not appear that this is something that you can guarantee will occur. Please delete the reference to "guarantee."

-   Under "equipment advantage", you disclose that your equipments are of higher quality and stability to ensure surgery's safety. Please delete these statements unless you can support each statement.

Management's Discussion and Analysis

Year Ended December 31, 2010 Compared with Year Ended December 31, 2009

Revenues, page 40

6. Please refer to your revised disclosure in response to our comment six. Where you have indicated that revenues increased as result of the increase in the number of customers, please quantify the number of customers for the periods presented. This also applies to your disclosure for the interim period. Additionally, please further explain the disproportionate increase in cost of revenue for cosmetic surgery services in comparison to the revenue increase. Lastly, please disclose the cost of revenues for each cosmetology category, for the interim periods.

Liquidity and Capital Resources, page 42

7. Please refer to your revised disclosure in response to our comment seven. The current disclosure does not appear to indicate the nature of all restrictions on your Chinese subsidiary's net assets, the amount of those net assets, and the potential impact on your

liquidity. Please revise your MD&A disclosure to address this concern. Specifically address the following:

- If any of your wholly-owned foreign enterprise operating subsidiaries incurs debt on its own behalf, whether the instruments governing the debt may restrict their ability to pay dividends or make other distributions to the Company; and

- Whether net income set aside to fund specific reserves (i.e. mandatory contributions to employee funds, and the statutory surplus fund discussed on page F-18) in accordance with PRC laws and regulations by your PRC operating subsidiaries are distributable as cash dividends. If such amounts are not distributable as cash dividends, please quantify the amount of the restrictions.

Operating Activities, page 44

8. Please refer to your revised disclosure in response to our comment nine. With respect to your discussion of the change in inventories and other current assets and prepaid expenses, the changes in the amount as disclosed here does not agree to the amounts reflected on the statement of cash flows. Please advise or revise.

Critical Accounting Policies

Variable Interest Entities, page 48

9. With respect to your revised disclosure in response to our comment 10, please revise your disclosure to state whether the equity pledge agreements have been registered with a governmental authority in accordance with Chinese regulations. If these agreements have not been registered, please disclose the risks and uncertainties surrounding this agreement and the potential impact to your financial statements.

Section 16(a) Beneficial Ownership Reporting Compliance, page 54

10. Please update your disclosure in this section for your fiscal year ended December 31, 2010.

Item 16. Exhibits and Financial Statement Schedules

Notes to the Financial Statements1. Summary of Significant Accounting Polices and Organization

(A) Organization, page F-6

11. Please refer to your revised disclosure in response to our comment twelve. Please demonstrate how the entities were under common control under EITF 02-05, or revise

your disclosure to remove the reference to the entities being under common control prior to the consummation of the Restructuring Agreements on April 27, 2010.

(I) Revenue Recognition

Cash Coupons, page F-10

12. With respect to your revised disclosure in response to our comment 13, please revise your disclosure to clarify whether coupons were issued in 2009, as previously requested.

4. Private Placement

Securities Purchase Agreement, page F-15

13. Please refer to your response to our comment 15. We note you have concluded that Guarantees "A" and "B" should be classified under ASC 450. Please address the following:

    - Why you believe ASC 460-10-15-7i is applicable to Guarantee B;

    - Whether the warranties are considered a derivative under ASC 815-10-15-83; and

    - Whether the warranties are freestanding or embedded, and how you derived your conclusion.

    As the provisions of the agreement indicate that either provision could trigger the payments, please evaluate Guarantees "A" & "B" separately.

Exhibit 23.3

14. We have reviewed Exhibit 23.3 filed in response to prior comment 18. Please expand the consent of your PRC counsel to expressly state that such counsel consents to the summarization of their opinion included on page 30 of your registration statement. See Securities Act Rule 436(a).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tabatha Akins at (202) 551-3658 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383, Jennifer Riegel at (202) 551-3575 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jennifer Riegel for

Jeffrey Riedler
Assistant Director

cc: Jie Xiu, Esq.
         Howard Jiang, Esq.
         Troutman Sanders LLP
         The Chrysler Building
         405 Lexington Avenue
         New York, NY 10174-0700